Exhibit 21

Subsidiaries of the Registrant

Name, Jurisdiction	Relationship

Apco Argentina S.A. (Argentine corporation)	Subsidiary owned 95% by Apco Argentina Inc.
Apco Properties Ltd. (Cayman Islands company)	Subsidiary owned 100% by Apco Argentina Inc.
Apco Austral S.A. (Argentine corporation)	Subsidiary owned 95% by Apco Argentina Inc.